Northern Lights Fund Trust III

17605 Wright Street

Omaha, NE 68130

October 27, 2014

Via Electronic Transmission

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Attention: Ms. Samuel

Re:

Northern Lights Fund Trust III

Registration Statement on Form N-1A

Filed August 18, 2014

File Nos. 333-178833, 811-22655

Accession No. 0000910472-14-003463

Dear Ms. Samuel:

On behalf of Northern Lights Fund Trust III, a registered investment company (the "Trust" or "Registrant"), pursuant to Rule 477(a) under the Securities Act of 1933 (the "1933 Act"), as amended, the Trust hereby respectfully requests the withdrawal of Post-Effective Amendment No. 125 to the Trust's Registration Statement on Form N-1A (the "Amendment") (Accession No. 0000910472-14-003463).  The Amendment was filed on August 18, 2014 pursuant to Rule 485(a) under the 1933 Act for the purpose of registering shares of the Good Harbor Tactical Core US II Fund (the "Fund") for sale to the public.  The Trust requests this withdrawal because it has determined not to offer shares of the Fund to the public.  No securities were offered or sold pursuant to the Amendment.  The Registrant requests that the SEC grant its request for withdrawal of the Amendment as soon as is practicable.  The Registrant's CIK number is 0001537140.

It is the Registrant's understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the Commission, unless the Registrant receives notice from the Securities and Exchange Commission that this application will not be granted.

Please direct any questions concerning this letter to James P. Ash at (631) 470-2619 or Parker Bridgeport, of Thompson Hine LLP, counsel to the Trust at (614) 469-3238.

Very truly yours,

/s/ Eric Kane

Eric Kane, Secretary, Northern Lights Fund Trust III